# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: American Integrity Insurance Group, Inc., CIK 0002007587
CUSIP: 026948109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5246 Bay Center Drive, Suite 600, Tampa, Florida (FL), 33609
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001034495

## Reporting persons
- James E. Sowell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,122,061; shared voting power 0; sole dispositive power 7,122,061; shared dispositive power 0; aggregate amount beneficially owned 7,122,061 (36.4% of the class)
  Comment: The figures in Items 5, 7 and 9 consist of shares of common stock, par value $0.001 per share, of American Integrity Insurance Group, Inc., held by Sowell Investments Holding Co., LLC, of which James E. Sowell is the sole manager.
  
  The percent ownership calculated in Item 11 is based upon an aggregate of 19,571,965 shares of common stock, par value $0.001 per share of American Integrity Insurance Group, Inc. reported as outstanding as of August 13, 2025 by American Integrity Insurance Group, Inc. in its quarterly report on Form 10-Q for the period ended June 30, 2025.
- Sowell Investments Holding Co., LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 7,122,061; shared voting power 0; sole dispositive power 7,122,061; shared dispositive power 0; aggregate amount beneficially owned 7,122,061 (36.4% of the class)
  Comment: The percent ownership calculated in Item 11 is based upon an aggregate of 19,571,965 shares of common stock, par value $0.001 per share of American Integrity Insurance Group, Inc. reported as outstanding as of August 13, 2025 by American Integrity Insurance Group, Inc. in its quarterly report on Form 10-Q for the period ended June 30, 2025.

## Item 1. Issuer
Name of issuer: American Integrity Insurance Group, Inc.
Address of issuer's principal executive offices: 5426 Bay Center Drive, Suite 600, Tampa, Florida 33609

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by each of James E. Sowell and Sowell Investments Holding Co., LLC
Address of principal business office or, if none, residence: 1601 Elm Street, Ste. 3500, Dallas, Texas 75201
Citizenship: See responses to Item 4 on each cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,122,061
Percent of class: 36.4
Sole power to vote or to direct the vote: 7,122,061
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,122,061
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- James E. Sowell: /s/ James E. Sowell, James E. Sowell (08/13/2025)
- Sowell Investments Holding Co., LLC: /s/ James E. Sowell, Manager (08/13/2025)
Comment: Exhibit 99.1 - Joint Filing Agreement.